Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023

Condensed Consolidated Interim Statements of Financial Position
At September 30, 2024 and December 31, 2023
(Expressed in thousands of United States dollars)
(Unaudited)

	Note	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$167,778	$191,995
Marketable securities	4	6,865	92,666
Trade and other receivables		64,510	82,307
Inventories	5	440,819	412,005
Derivative assets	10(a)	2,284	17,700
Prepaid expenses and other current assets		44,915	37,285
		727,171	833,958
Non-current assets
Restricted cash		18,952	15,322
Inventories	5	284,495	200,368
Mineral properties, plant and equipment	6	5,714,609	3,225,213
Investment in associate	7	—	29,263
Deferred income tax assets		2,974	—
Other non-current assets	7	89,870	46,253
Total assets		$6,838,071	$4,350,377

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$275,507	$246,522
Current portion of loans and borrowings	8	273,773	138,604
Current portion of deferred revenue	9	133,696	39,598
Current portion of derivative liabilities	10(b)	93,359	8,829
Other current liabilities		83,768	46,048
		860,103	479,601
Non-current liabilities
Loans and borrowings	8	1,208,686	786,376
Deferred revenue	9	247,844	194,535
Reclamation and closure cost provisions		134,132	120,083
Derivative liabilities	10(b)	41,035	11,082
Deferred income tax liabilities		931,985	244,704
Other non-current liabilities		166,714	71,535
Total liabilities		3,590,499	1,907,916
Shareholders’ equity
Common shares	11(a)	2,647,001	2,085,565
Reserves		85,139	79,077
Accumulated other comprehensive loss		(665)	(70,730)
Retained earnings		516,097	348,549
Total equity		3,247,572	2,442,461
Total liabilities and equity		$6,838,071	$4,350,377
Contingency (note 10(b)(iii))
Subsequent events (notes 1, 8(b), 9(c), 10(b)(ii), and 11(a))

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Income
For the three and nine months ended September 30, 2024 and 2023
(Expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Revenue		$428,386	$284,747	$939,138	$790,400
Cost of sales
Operating expense	12	(268,349)	(201,131)	(650,741)	(566,005)
Depreciation and depletion		(58,659)	(58,414)	(149,028)	(154,018)
		(327,008)	(259,545)	(799,769)	(720,023)
Income from mine operations		101,378	25,202	139,369	70,377

Care and maintenance expense		—	—	—	(1,431)
Exploration and evaluation expense		(3,758)	(2,606)	(8,882)	(8,401)
General and administration expense	13	(13,438)	(13,980)	(40,235)	(36,222)
Income from operations		84,182	8,616	90,252	24,323

Finance expense		(19,725)	(15,263)	(57,826)	(42,290)
Finance income		1,950	3,043	6,293	9,319
Share of net income (loss) of associates	7	—	4	702	(17,059)
Other (expense) income	14	(29,646)	(2,298)	410,411	32,129
Income (loss) before taxes		36,761	(5,898)	449,832	6,422

Income tax (expense) recovery		(36,458)	8,123	(208,509)	18,567
Net income		$303	$2,225	$241,323	$24,989

Net income per share
Basic	15	$0.00	$0.01	$0.63	$0.08
Diluted	15	$0.00	$0.01	$0.54	$0.08
Weighted average shares outstanding
Basic	15	428,530,139	312,950,575	381,828,562	312,435,994
Diluted	15	434,536,738	316,533,975	461,739,017	315,973,509

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2024 and 2023
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Net income		$303	$2,225	$241,323	$24,989
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation gain (loss)		28,805	(20,621)	(5,067)	(2,517)
Reclassification of cumulative foreign currency translation loss relating to previously held 60% interest in Greenstone	3	—	—	38,484	—
Items that will not be reclassified subsequently to net income or loss:
Net increase (decrease) in fair value of marketable securities and other investments in equity instruments	4(c)	541	(43,657)	(37,127)	(58,411)
Income tax expense relating to change in fair value of marketable securities and other investments in equity instruments		—	(1,602)	—	(92)
		29,346	(65,880)	(3,710)	(61,020)
Total comprehensive income (loss)		$29,649	$(63,655)	$237,613	$(36,031)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2024 and 2023
(Expressed in thousands of United States dollars)
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Net income for the period		$303	$2,225	$241,323	$24,989
Adjustments for:
Depreciation and depletion		59,266	58,866	150,065	154,784
Finance expense		19,725	15,263	57,826	42,290
Share of net (income) loss of associates	7	—	(4)	(702)	17,059
Change in fair value of derivatives		30,166	(76)	81,998	(31,141)
Settlements of derivatives	10(b)(i), (b)(ii)	(7,984)	11,445	(3,725)	26,422
Gain on remeasurement of previously held interest in the Greenstone Mine	3	—	—	(470,350)	—
Expected credit losses and write-offs		133	—	482	13,331
Unrealized foreign exchange (gain) loss		(956)	(437)	(10,314)	8,722
Gain on sale of partial interest and reclassification of investment in i-80 Gold Corp. (“i-80 Gold”)		—	—	—	(34,467)
Income tax expense (recovery)		36,458	(8,123)	208,509	(18,567)
Income taxes paid		(8,973)	(6,549)	(20,905)	(10,456)
Prepayments from gold sale contracts		—	—	—	149,440
Other		1,953	10,022	(11,246)	16,804
Operating cash flow before changes in non-cash working capital		130,091	82,632	222,961	359,210
Changes in non-cash working capital	17	9,390	(13,356)	(98,613)	(126,659)
		139,481	69,276	124,348	232,551
Investing activities
Expenditures on mineral properties, plant and equipment	16	(124,441)	(147,589)	(317,653)	(386,346)
Acquisition of Greenstone Mine (“Greenstone Acquisition”)	3	—	—	(704,110)	—
Purchases of marketable securities		—	(2,058)	—	(8,755)
Proceeds from dispositions of marketable securities	4(b)	—	—	47,992	53,359
Net proceeds from sale of partial interest in i-80 Gold		—	—	—	22,846
Other		(1,466)	(1,172)	(6,290)	(288)
		(125,907)	(150,819)	(980,061)	(319,184)
Financing activities
Draw down on credit facility	8	—	127,000	560,000	253,667
Proceeds from issuance of convertible notes	8	—	172,500	—	172,500
Repayment of portion of credit facility	8	—	—	—	(127,000)
Interest paid	8	(31,172)	(18,504)	(75,846)	(48,805)
Lease payments		(5,852)	(9,149)	(22,659)	(26,638)
Net proceeds from issuance of shares	11(a)	—	—	335,562	16,386
Proceeds from exercise of warrants and stock options	11(a)	81	135	2,439	3,252
Proceeds from other financing activities	16	28,885	1,226	53,437	9,169
Transaction costs and other		(5,668)	(8,566)	(19,145)	(11,513)
		(13,726)	264,642	833,788	241,018
Effect of foreign exchange on cash and cash equivalents		451	(801)	(2,292)	1,584
Increase (decrease) in cash and cash equivalents		299	182,298	(24,217)	155,969
Cash and cash equivalents – beginning of period		167,479	174,440	191,995	200,769
Cash and cash equivalents – end of period		$167,778	$356,738	$167,778	$356,738

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2024 and 2023
(Expressed in thousands of United States dollars, except for share amounts)
(Unaudited)

		Common Shares
	Note	Number	Amount	Reserves	Accumulated other comprehensive loss	Retained earnings	Total
Balance – December 31, 2023		318,013,861	$2,085,565	$79,077	$(70,730)	$348,549	$2,442,461
Shares issued in connection with Greenstone Acquisition	3	42,000,000	217,640	—	—	—	217,640
Shares issued in public offerings	11(a)	67,311,076	349,228	—	—	—	349,228
Shares issued on exercise of stock options and settlement of restricted share units	11(a)	1,327,205	8,234	(5,795)	—	—	2,439
Share-based compensation		—	—	8,033	—	—	8,033
Share issue costs	11(a)	—	(13,666)	—	—	—	(13,666)
Disposition of marketable securities	4(b)	—	—	—	73,775	(73,775)	—
Modification of convertible notes	8(b)	—	—	3,824	—	—	3,824
Net income and total comprehensive income		—	—	—	(3,710)	241,323	237,613
Balance – September 30, 2024		428,652,142	$2,647,001	$85,139	$(665)	$516,097	$3,247,572

Balance – December 31, 2022		307,365,588	$2,035,974	$41,620	$(52,076)	$326,262	$2,351,780
Equity component of convertible notes issued		—	—	31,688	—	—	31,688
Shares issued in public offerings	11(a)	4,369,615	16,936	—	—	—	16,936
Shares issued on exercise of warrants and stock options, and settlement of restricted share units	11(a)	1,245,730	8,440	(3,727)	—	—	4,713
Share-based compensation		—	—	6,853	—	—	6,853
Share issue costs	11(a)	—	(550)	—	—	—	(550)
Dispositions of marketable securities		—	—	—	6,597	(6,597)	—
Net income and total comprehensive loss		—	—	—	(61,020)	24,989	(36,031)
Balance – September 30, 2023		312,980,933	$2,060,800	$76,434	$(106,499)	$344,654	$2,375,389

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company’s corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
On May 13, 2024, the Company completed the Greenstone Acquisition, resulting in Equinox Gold owning 100% of the Greenstone Mine (note 3).
All of the Company’s principal properties are located in the Americas. At September 30, 2024, the Company’s principal properties and material subsidiaries are wholly owned. Details of the Company’s principal properties and material subsidiaries are as follows:

	Ownership interest	Location	Principal property	Principal activity
Subsidiary
Western Mesquite Mines, Inc.	100%	USA	Mesquite Mine (“Mesquite”)	Production
Desarrollos Mineros San Luis S.A. de C.V.	100%	Mexico	Los Filos Mine Complex (“Los Filos”)	Production
Mineração Aurizona S.A.	100%	Brazil	Aurizona Mine (“Aurizona”)	Production
Fazenda Brasileiro Desenvolvimento Mineral Ltda	100%	Brazil	Fazenda Mine (“Fazenda”)	Production
Mineração Riacho Dos Machados Ltda	100%	Brazil	RDM Mine (“RDM”)	Production
Santa Luz Desenvolvimento Mineral Ltda	100%	Brazil	Santa Luz Mine (“Santa Luz”)	Production
Premier Gold Mines Hardrock Inc.	100%	Canada	Greenstone Mine (“Greenstone”)	Commissioning
Castle Mountain Venture	100%	USA	Castle Mountain Mine (“Castle Mountain”)	Development
In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s expansion. Residual heap leach processing and gold production will continue until processing is complete.
In November 2024, the Company announced that Greenstone reached commercial production which is the point at which the mine is capable of operating in the manner intended by the Company’s management.
2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 6, 2024.
(b)Presentation currency
Except as otherwise noted, these unaudited condensed consolidated interim financial statements are presented in United States dollars (“$”, “US dollars” or “USD”). All references to C$ are to Canadian dollars (“CAD”).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

2.    BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES (CONTINUED)
(c)Material accounting policies
Except as described in notes 2(e), 3, and 9(b), the material accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.
(d)Critical judgements
Except as described in notes 3, 7 and 9(b), the critical judgements made by management in the process of applying the Company’s accounting policies and that have the most significant effects on amounts recognized in these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2023.
(e)Amended IFRS standards effective January 1, 2024
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which amended IAS 1, Presentation of Financial Statements (“IAS 1”) to clarify the requirements for presenting liabilities in the statement of financial position as current or non-current. In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to improve the information an entity provides when its right to defer settlement of a liability for at least 12 months after the reporting period is subject to compliance with covenants and to clarify how such compliance affects the classification of the liability as current or non-current.
For a liability to be classified as non-current, the amendments removed the requirement for the Company’s right to defer settlement of a liability for at least 12 months after the reporting period to be ‘unconditional’ and instead require that the Company’s right must exist at the end of the reporting period. In addition, the amendments clarify that: (a) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (b) for loan arrangements that are subject to covenants, only covenants that the Company must comply with on or before the reporting date affect the classification of a liability as current or non-current at such date; (c) if the Company’s right to defer settlement is subject to the Company complying with covenants on or before the reporting date, such covenants affect whether the Company’s right exists at the end of the reporting period even if compliance with the covenant is assessed only after the reporting period; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.
The amendments also require new disclosures for non-current liabilities that are subject to future covenants to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The required annual disclosures include (i) the nature of the covenants; (ii) when the Company is required to comply with the covenants; (iii) the carrying amounts of the related liabilities; and (iv) facts and circumstances, if any, that indicate the Company may have difficulty complying with the covenants.
The Company applied the above amendments effective January 1, 2024. The Company has disclosed, in note 8(a), the required information relating to covenants to which it must comply in respect of its credit facility, which is classified as non-current at September 30, 2024.
3.    GREENSTONE ACQUISITION
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd. (“OMF Fund”), an entity that holds a 40% interest in Greenstone, from certain funds managed by Orion Mine Finance Management LP (collectively, “Orion”) for total consideration of $960.9 million. The acquisition resulted in the Company owning 100% of Greenstone.
Prior to the completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. Upon completion of the Greenstone Acquisition, the Company obtained control of Greenstone. The Company determined that Greenstone constitutes a business and that the Greenstone Acquisition represents a business combination achieved in stages.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

3.    GREENSTONE ACQUISITION (CONTINUED)
A business is an integrated set of activities and assets that consist of inputs and processes, including a substantive process, that when applied to those inputs, have the ability to create or significantly contribute to the creation of outputs that generate investment income or other income from ordinary activities. When acquiring a set of activities or assets in the exploration or development stage, which may not have outputs at the acquisition date, the Company considers other factors to determine whether the set of activities or assets is a business. In this case, an acquired process is considered substantive when: (i) the acquired process is critical to the ability to develop the acquired inputs into outputs; and (ii) the inputs acquired include both an organized workforce with the necessary skills, knowledge, or experience to perform the process and other inputs that the organized workforce could develop into outputs.
A business combination is a transaction whereby the Company acquires and obtains control of a set of activities and assets that constitutes a business. The Company accounts for business combinations using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized at their fair values on the acquisition date. The acquisition date is the date on which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires control of the assets and assumes the liabilities of the acquiree. The consideration transferred is measured at fair value and allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.
In a business combination achieved in stages whereby the Company obtains control of a business that is a joint operation, the Company remeasures its share of assets and liabilities of the joint operation immediately before the acquisition date of the business combination at their acquisition-date fair values, and recognizes the resulting gain or loss in profit or loss.
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, is as follows:

Cash consideration	$705,037
Deferred cash consideration(1)	38,254
Share consideration(2)	217,640
Total consideration transferred	960,931
Fair value of previously held 60% interest in Greenstone(3)	1,645,914
Total purchase price	$2,606,845
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest-bearing promissory note to Orion with a principal amount of $40.0 million and maturity date of December 31, 2024 (the “Orion Note”). The acquisition-date fair value of the Orion Note of $38.3 million was calculated as the present value of the future cash flows discounted using a market rate of interest for similar instruments. At September 30, 2024, the balance of the Orion Note included in other current liabilities was $39.3 million.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.
(3)    The Company recognized a gain of $470.4 million before income taxes in other (expense) income for the nine months ended September 30, 2024 on remeasurement of its 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income ($322.8 million, net of deferred income tax expense of $147.6 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

3.    GREENSTONE ACQUISITION (CONTINUED)
In accordance with the acquisition method, the total purchase price was allocated to the identifiable assets acquired and liabilities assumed, based on their acquisition-date fair values. The following table summarizes the acquisition-date fair values and recognized amounts of the assets acquired and liabilities assumed as of the acquisition date, certain of which have been measured on a provisional basis.

Assets (liabilities)
Cash and cash equivalents	$2,361
Receivables	7,379
Inventories(1)(6)	42,146
Restricted cash(2)	15,716
Mineral properties, plant and equipment(6)	3,685,753
Other assets	8,954
Accounts payable and accrued liabilities	(98,930)
Deferred revenue(3)(6)	(138,167)
Reclamation and closure cost provision(4)6)	(29,227)
Deferred income tax liabilities(6)	(725,619)
Other liabilities(5)(6)	(163,521)
Fair value of net assets acquired(7)	$2,606,845
(1)    Included in current inventories.
(2)    Of the total fair value of $15.7 million, $2.3 million and $13.4 million was included in other current assets and non-current restricted cash, respectively.
(3)    The deferred revenue assumed on acquisition relates to a gold stream arrangement that Orion previously entered into with a third party whereby the Company is required to deliver an amount of refined gold equal to 2.375% of the total gold produced from Greenstone until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the total gold production from Greenstone thereafter (the “Stream Arrangement”) (note 9(b)).
(4)    Of the total fair value of $29.2 million, $3.3 million and $25.9 million was included in other current liabilities and non-current reclamation and closure cost provisions, respectively.
(5)    Other liabilities include a contingent consideration derivative liability from a prior acquisition (the “Greenstone Contingent Consideration”) (note 10(b)(iii)), an equipment financing facility (the “Equipment Facility”) (note 16), and lease liabilities. Of the total fair value of $51.7 million for the Greenstone Contingent Consideration, $17.2 million and $34.5 million was classified as current and non-current, respectively. Of the total fair value of $48.9 million for the Equipment Facility, $7.2 million and $41.7 million was included in other current liabilities and other non-current liabilities, respectively. Of the total fair value of $44.3 million for lease liabilities, $11.5 million and $32.8 million was included in other current liabilities and other non-current liabilities, respectively.
(6)    The fair values of inventories, mineral properties, plant and equipment, deferred revenue, reclamation and closure cost provision, deferred income tax liabilities and the Greenstone Contingent Consideration have been measured on a provisional basis and are subject to change, pending completion of the valuation process. If new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date and that would have affected the measurement of the amounts recognized as of the acquisition date, the amounts recognized will be retrospectively adjusted. The measurement period ends as soon as the Company receives the necessary information it was seeking about facts and circumstances that existed as of the acquisition date, or learns that more information is not obtainable, and must not exceed one year from the acquisition date.
(7)    The total fair value of net assets acquired includes the Company’s share of assets and liabilities of Greenstone immediately before the business combination.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

3.    GREENSTONE ACQUISITION (CONTINUED)
The fair value measurement of assets acquired and liabilities assumed requires that management make certain judgements and estimates taking into account information available at the time of acquisition about future events, including, but not limited to, estimates of mineral reserves and resources acquired, future operating costs and capital expenditures, future metal prices, and tax rates. The Company retained an independent valuation specialist to assist with determination of the fair values of certain assets acquired and liabilities assumed. The fair value of inventories was estimated based on the expected future cash flows from sales of gold produced less estimated costs to convert the inventories into saleable form and associated selling costs. The fair value of mineral properties was estimated using a discounted cash flow model for mineral reserves and an in-situ value for unmodelled mineral resources. Significant inputs used in determining the expected future cash flows include estimates of future gold prices, production based on current estimates of mineral reserves, and future operating and capital expenditures. The fair value of plant and equipment was estimated based on the estimated replacement cost. The fair values of deferred revenue, reclamation and closure cost provision, the Greenstone Contingent Consideration and the Equipment Facility were estimated using discounted cash flow models using discount rates that reflect the risks inherent in the expected future cash flows at the acquisition date. Significant inputs used in determining the expected future cash flows associated with the Stream Arrangement deferred revenue include estimates of the quantities and timing of future gold deliveries and future gold prices. Significant inputs used in determining the expected future cash flows associated with the reclamation and closure cost provision include timing of expenditures required to settle the obligation. Significant inputs used in determining the expected future cash flows associated with the Greenstone Contingent Consideration include assumptions related to the achievement of production milestones and future gold prices.
Transaction costs incurred in connection with the acquisition totaling $0.8 million were expensed and presented as professional fees within general and administration expense.
Consolidated revenue for the three and nine months ended September 30, 2024 includes the revenue of OMF Fund since the acquisition date in the amount of $43.9 million and $53.4 million, respectively. Consolidated net income for the three and nine months ended September 30, 2024 includes the net income of OMF Fund since the acquisition date in the amount of $5.3 million and $1.2 million, respectively. Had the transaction occurred on January 1, 2024, there would be no impact to the unaudited consolidated revenue for the nine months ended September 30, 2024 and proforma unaudited net income for the nine months ended September 30, 2024 would have been approximately $237.4 million.
4.    MARKETABLE SECURITIES

	Note
Balance – December 31, 2023	4(a)	$92,666
Additions		213
Disposition	4(b)	(47,992)
Change in fair value	4(c)	(38,022)
Balance – September 30, 2024		$6,865
(a)i-80 Gold common shares held in escrow
On May 15, 2023, pursuant to an escrow agreement in respect of the i-80 Gold share purchase warrants issued by the Company on March 31, 2023, 5.8 million of the i-80 Gold common shares owned by the Company were deposited into an escrow account. The shares were released from escrow on March 31, 2024 upon expiry of the warrants.
(b)Disposition
On May 29, 2024, the Company sold its remaining 50.2 million common shares of i-80 Gold held for total proceeds of $48.0 million and derecognized the carrying amount of the marketable securities of $48.0 million. On disposition, the Company transferred the cumulative loss of $73.8 million, net of tax of nil, on the marketable securities from accumulated other comprehensive loss to retained earnings.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

4.    MARKETABLE SECURITIES (CONTINUED)
(c)Change in fair value
During the three and nine months ended September 30, 2024, the Company recognized a net gain of $0.5 million and a net loss of $38.0 million, respectively (2023 – net loss of $44.0 million and $56.4 million, respectively) on remeasurement of the fair value of its investments in marketable securities, of which a total gain of $0.5 million and loss of $37.1 million, respectively (2023 – total loss of $43.7 million and $56.1 million, respectively) was recognized in other comprehensive income (loss) (“OCI”).
5.    INVENTORIES

	September 30, 2024	December 31, 2023
Heap leach ore	$517,150	$470,894
Stockpiled ore	81,212	52,890
Work-in-process	35,304	16,406
Finished goods	18,294	14,139
Supplies	73,354	58,044
Total inventories	$725,314	$612,373

Classified and presented as:
Current	$440,819	$412,005
Non-current(1)	284,495	200,368
	$725,314	$612,373
(1)    Non-current inventories at September 30, 2024 and December 31, 2023 relate to heap leach ore at Mesquite and Castle Mountain.
At September 30, 2024, the Company’s total provision for obsolete and slow-moving supplies inventories was $12.2 million (December 31, 2023 – $14.8 million).
During the three and nine months ended September 30, 2024, the Company recognized within cost of sales $0.8 million and $3.8 million, respectively, of write-downs of inventories to net realizable value, primarily relating to work-in-process inventories at Santa Luz. During the three and nine months ended September 30, 2023, the Company recognized within cost of sales $14.7 million and $21.8 million, respectively, of write-downs of inventories to net realizable value, primarily relating to heap leach ore at Los Filos.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

6.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Note	Mineral properties (note 6(a))	Plant and equipment	Construction- in-progress (note 6(b))	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2023		$2,217,943	$971,885	$746,138	$51,003	$3,986,969
Acquired in Greenstone Acquisition(1)	3	1,674,725	75,616	476,020	6,195	2,232,556
Additions(2)		87,507	87,487	245,389	—	420,383
Transfers		77	48,864	(48,941)	—	—
Disposals and write-downs		—	(18,229)	—	—	(18,229)
Change in reclamation and closure cost asset		13,208	—	—	—	13,208
Foreign currency translation		(11,994)	(296)	(6,487)	(300)	(19,077)
Balance – September 30, 2024		$3,981,466	$1,165,327	$1,412,119	$56,898	$6,615,810

Accumulated depreciation and depletion
Balance – December 31, 2023		$457,780	$303,976	$—	$—	$761,756
Depreciation and depletion		66,182	83,601	—	—	149,783
Disposals		—	(10,312)	—	—	(10,312)
Foreign currency translation		—	(26)	—	—	(26)
Balance – September 30, 2024		$523,962	$377,239	$—	$—	$901,201
Net book value
At December 31, 2023		$1,760,163	$667,909	$746,138	$51,003	$3,225,213
At September 30, 2024		$3,457,504	$788,088	$1,412,119	$56,898	$5,714,609
(1)Amounts acquired in the Greenstone Acquisition include the gains on remeasurement of the Company’s previously held 60% interest in Greenstone’s mineral properties, plant and equipment.
(2)Additions for the nine months ended September 30, 2024 include the following non-cash additions: $32.8 million in additions to right-of-use assets included in plant and equipment, and $5.1 million and $1.8 million of depreciation and depletion capitalized to mineral properties and construction-in-progress, respectively. In addition, $71.9 million of borrowing costs incurred were capitalized to construction-in-progress.
(a)Non-depletable mineral properties
Mineral properties at September 30, 2024 that are currently not subject to depletion amount to $2,081.7 million and $44.1 million relating to Greenstone and Los Filos, respectively (December 31, 2023 – $403.4 million and $63.4 million, respectively).
(b)Construction-in-progress
During the nine months ended September 30, 2024, the Company capitalized $229.2 million of costs relating to Greenstone, including borrowing costs of $71.9 million, to construction-in-progress.
(c)Geotechnical event at Aurizona
On March 27, 2024, due to persistent heavy rains at Aurizona, there was a displacement of material in two locations in the south wall of the Piaba pit and mining of the pit was suspended. Milling and gold production continued from the ore stockpile at Aurizona until the end of April 2024 when the plant was idle for eight weeks while mining transitioned to the Tatajuba pit.
Based on the Company’s assessment of the Piaba pit and nearby infrastructure, the Company concluded that the geotechnical event does not have a significant negative impact on the economic performance of Aurizona and is not an indicator of impairment of Aurizona.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

7.    INVESTMENT IN ASSOCIATE
The following table summarizes the changes in the carrying amount of the Company’s investment in Versamet Royalties Corporation (“Versamet”), formerly Sandbox Royalties Corp., during the nine months ended September 30, 2024.

Balance – December 31, 2023	$29,263
Dilution loss	(1,588)
Share of net income	702
Reclassification to other non-current assets	(28,377)
Balance – September 30, 2024	$—
On June 5, 2024, the Company’s investment in Versamet was reduced to 13.4% (December 31, 2023 – 20.3%). Based on the Company’s share of outstanding voting rights held, the Company determined that it no longer had significant influence over Versamet. Accordingly, the Company discontinued the use of the equity method to account for its investment in Versamet as of June 5, 2024. The carrying amount of the Company’s interest in Versamet was reclassified from investment in associate to non-current financial assets measured at fair value through OCI. The Company recognized a gain of $5.6 million in other (expense) income for the nine months ended September 30, 2024, calculated as the difference between the fair value of the investment of $33.9 million and the carrying amount of the investment on the date of reclassification.
At September 30, 2024, the fair value of Company’s investment in Versamet included in other non-current assets was $33.9 million. The fair value of the Company’s investment at June 5, 2024 and September 30, 2024 was determined based on the market price of C$0.80 per common share issued by Versamet in June 2024 and August 2024, respectively.
8.    LOANS AND BORROWINGS

	Note	September 30, 2024	December 31, 2023
Credit facility	8(a)	$1,079,106	$527,368
2023 convertible notes		129,580	123,720
2020 convertible notes	8(b)	134,306	135,288
2019 convertible notes	8(b)	139,467	138,604
Total loans and borrowings		$1,482,459	$924,980

Classified and presented as:
Current(1)		$273,773	$138,604
Non-current		1,208,686	786,376
		$1,482,459	$924,980
(1)    The current portion of loans and borrowings at September 30, 2024 represents the outstanding principal under the 2019 and 2020 convertible notes (December 31, 2023 – 2019 convertible notes).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
The following table is a reconciliation of the changes in the Company’s loans and borrowings balance during the nine months ended September 30, 2024 and 2023 to cash flows arising from financing activities.

	Note	2024	2023
Balance – beginning of period(1)		$927,551	$828,024
Financing cash flows:
Draw down on credit facility	8(a)	560,000	253,667
Proceeds for debt component of convertible notes issued		—	127,155
Repayment of portion of credit facility		—	(127,000)
Interest paid		(75,846)	(48,805)
Transaction costs	8(a)	(7,645)	(6,962)
Other changes:
Extinguishment of convertible notes	8(b)	(266,241)	—
Recognition of new convertible notes	8(b)	259,306	—
Interest and accretion expense		93,681	55,775
(Gains) loss on non-substantial modification of debt	8(a),(b)	(3,686)	4,349
Balance – end of period(1)		1,487,120	1,086,203
Less: accrued interest(2)		(4,661)	—
Balance – end of period, excluding accrued interest		$1,482,459	$1,086,203
(1)    Includes accrued interest.
(2)    Included in accounts payable and accrued liabilities.
(a)Credit facility
On April 9, 2024, the Company drew down $60.0 million on the Company’s $700 million revolving facility (the “Revolving Facility”).
On May 13, 2024, in connection with the Greenstone Acquisition (note 3), the Company amended its credit facility to include a $500 million non-revolving term loan with a maturity date of May 13, 2027 (the “Term Loan”). No principal repayments are required under the Term Loan during the first two years of the three-year term. Quarterly repayments will commence on August 13, 2026 equal to 10% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The Company may prepay any portion of the outstanding Term Loan at any time without penalty.
Except for amendments to certain of the financial covenants, there were no changes to the terms of the Revolving Facility. The Term Loan, together with the Revolving Facility, are collectively referred to as the Credit Facility. The amendment to the Credit Facility was accounted for as a non-substantial modification. On amendment, the Company recognized a modification gain of $3.5 million in other (expense) income to reflect the adjusted amortized cost of the Credit Facility, net of transaction costs of $7.6 million incurred on modification.
At September 30, 2024, the carrying amount of the Revolving Facility and Term Loan was $589.3 million and $489.8 million, respectively (December 31, 2023 – $527.4 million and nil, respectively). At September 30, 2024, there was $104.6 million undrawn on the Revolving Facility and the Term Loan was fully drawn.
The amounts drawn under the Credit Facility are subject to variable monthly interest rates at the applicable term rate based on the Secured Overnight Financing Rate plus an applicable margin of 2.50% to 4.50% per annum, based on the Company’s total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.
The Credit Facility is secured by a first ranking security interest over all present and future property and assets of the Company and its material subsidiaries.
The Credit Facility is subject to standard conditions and covenants. At September 30, 2024, the Company was in compliance with the applicable covenants. To maintain the classification of the liability as non-current, the Company is required to comply with future covenants which include: (a) a maximum senior net debt to earnings before interest, income taxes, depreciation and depletion, and certain other adjustments for the preceding 12 months (“Rolling EBITDA”) ratio; (b) a maximum total net debt to Rolling EBITDA ratio; (c) a minimum Rolling EBITDA to interest expense for the preceding 12 months ratio; (d) a minimum tangible net worth; and (e) minimum liquidity.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

8.    LOANS AND BORROWINGS (CONTINUED)
(b)2019 and 2020 convertible notes
In April and May 2024, the Company amended the terms of its 2019 and 2020 convertible notes (the “2019 Convertible Notes” and “2020 Convertible Notes”, respectively) to: (a) extend the maturity dates of the 2019 Convertible Notes and 2020 Convertible Notes from April 12, 2024 to October 12, 2024, and March 10, 2025 to September 10, 2025, respectively; (b) amend the conversion price of the 2020 Convertible Notes from $7.80 per share to $6.50 per share; and (c) amend certain of the financial covenants.
Modifications of multiple financial instruments held by the same party that are entered into at the same time and in contemplation of each other are assessed together as one modification agreement. As a result, the amendments to certain of the 2019 Convertible Notes and certain of the 2020 Convertible Notes were assessed as one modification. In determining whether the modification of a compound instrument is substantive, resulting in the extinguishment and derecognition of the existing financial liability and recognition of new financial liability at its fair value on the date of modification, the Company performs a quantitative and qualitative assessment. A quantitative assessment is performed on the modification to the liability component to determine whether the present value of the contractual cash flows under the new terms discounted using the original effective interest rate is at least 10% different from the present value of the remaining contractual cash flows under the original terms. A qualitative assessment is performed on the modification of the whole compound instrument which includes considering the effects of the modification on the equity component and determining whether the change in fair value of the equity component as of the date of modification as compared to the sum of the fair values of the liability and equity components immediately prior to modification is greater than 10%.
The amendments to the 2020 Convertible Notes were considered substantial modifications and accounted for as early redemptions of the existing compound instruments. On modification, the Company recognized a new financial liability in the amount of $132.0 million, representing the fair values of the liability components of the new compound instruments, calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 8.7%. In addition, the Company recognized a gain of $1.7 million, calculated as the difference between the fair value of the existing liability component on the date of modification and the carrying amount of $136.2 million derecognized, in other (expense) income and an increase to reserves within equity for the residual amount of $1.8 million, net of tax of $0.7 million.
The amendment to certain of the 2019 Convertible Notes with an outstanding principal of $130.0 million was considered a substantial modification. On modification, the Company recognized a new financial liability in the amount of $127.3 million, representing the fair value of the liability component of the new compound instrument, calculated as the present value of the contractual cash flows over the remaining term using a discount rate of 9.3%. In addition, the Company derecognized the carrying amount of the existing financial liability of $130.0 million and recognized an increase to reserves within equity for the residual amount of $2.0 million, net of tax of $0.7 million.
The 2019 Convertible Notes and 2020 Convertible Notes are secured by a second ranking security interest over all present and future assets of the Company and its material subsidiaries, and are subordinate to the Credit Facility.
The 2019 Convertible Notes and 2020 Convertible Notes are subject to standard conditions and covenants. At September 30, 2024, the Company was in compliance with the applicable covenants.
In October 2024, the 2019 Convertible Notes were fully converted into common shares of the Company at the holders’ option at the conversion price of $5.25 per share. On conversion of the 2019 Convertible Notes, the Company issued a total of 26.6 million common shares.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

9.    DEFERRED REVENUE
The following table summarizes the changes in the carrying amounts of deferred revenue during the nine months ended September 30, 2024.

	Gold purchase and sale arrangement (note 9(a))	Stream Arrangement (note 9(b))	Gold prepay transactions (note 9(c))	Total
Balance – December 31, 2023	$75,061	$—	$159,072	$234,133
Assumed on Greenstone Acquisition	—	138,167	—	138,167
Gold delivered	(8,506)	(1,791)	—	(10,297)
Accretion expense	7,053	2,695	9,789	19,537
Balance – September 30, 2024	$73,608	$139,071	$168,861	$381,540

Classified and presented as:
Current(1)	$14,851	$18,302	$100,543	$133,696
Non-current	58,757	120,769	68,318	247,844
	$73,608	$139,071	$168,861	$381,540
(1)    The current portion of deferred revenue represents the amounts of gold expected to be delivered within 12 months of the reporting date.
(a)Gold purchase and sale arrangement
During the nine months ended September 30, 2024, the Company delivered 4,500 gold ounces under the gold purchase and sale arrangement with Versamet. The Company received an average cash consideration of $459 per ounce, representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2024, which consists of the cash consideration received on delivery and the portion of the deferred revenue obligation satisfied during the period, amounted to $3.6 million and $10.6 million, respectively (2023 – nil).
(b)Stream Arrangement
As part of the Greenstone Acquisition on May 13, 2024 (note 3), the Company assumed the obligation under the Stream Arrangement. Under the Stream Arrangement, the Company is required to deliver an amount of refined gold equal to 2.375% of the gold produced from Greenstone, until the Company has delivered a cumulative total of 120,333 ounces, and 1.583% of the gold production from Greenstone thereafter. In exchange for the gold deliveries, the Company will receive consideration equal to 20% of the spot gold price at the time of delivery.
Management concluded that while gold is a commodity that is readily convertible to cash, the Company is able to and intends to satisfy the required gold deliveries using its own gold production, thereby meeting the criteria of being held for the purpose of delivery of the non-financial item in accordance with the Company’s expected sale requirements to not be accounted for as a financial instrument. Accordingly, the Stream Arrangement is accounted for as a contract with a customer. The carrying amount of deferred revenue will be accreted to the estimated transaction price using the effective interest method. When there is a change in the life-of-mine production profile of Greenstone, the estimated transaction price will be updated and re-allocated to the total number of ounces expected to be delivered under the Stream Arrangement, which may result in an adjustment to the cumulative revenue recognized during the period of change.
During the nine months ended September 30, 2024, the Company delivered 1,172 gold ounces under the Stream Arrangement. The Company received an average cash consideration of $489 per ounce, representing 20% of the spot gold price at the time of delivery. Total revenue recognized during the three and nine months ended September 30, 2024, which consists of the cash consideration received on delivery and the portion of the deferred revenue obligation satisfied during the period, amounted to $2.4 million and $2.4 million, respectively (2023 – nil).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

9.    DEFERRED REVENUE (CONTINUED)
(c)Gold prepay transactions
No ounces were delivered under the gold prepay transactions during the nine months ended September 30, 2024.
Under the gold prepay transaction agreements which were entered into in March 2023 and June 2023, the Company received upfront cash payments in exchange for delivering to the counterparties 3,869 ounces of gold per month from October 2024 to July 2026. On October 29, 2024, the Company entered into amending agreements with the counterparties to defer the first five monthly deliveries originally scheduled for October 2024 through February 2025. The total of 19,343 deferred ounces will be delivered evenly over May 2026 to September 2026 (the “Deferral Period”). As consideration for the deferral, the Company will deliver an additional 1,582 gold ounces over the Deferral Period.
10.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following table is a summary of the Company’s derivative assets at September 30, 2024 and December 31, 2023.

	Note	September 30, 2024	December 31, 2023
Foreign exchange contracts	10(b)(i)	$897	$18,107
Power purchase agreement	10(a)(i)	1,731	—
Other		116	89
		$2,744	$18,196

Classified and presented as:
Current		$2,284	$17,700
Non-current(1)		460	496
		$2,744	$18,196
(1) Included in other non-current assets.
(i)Power purchase agreement
At September 30, 2024, the fair value of the Company’s power purchase agreement at Santa Luz for the delivery of 14.6 megawatts of power per hour at fixed prices until December 2032 is presented as follows:

	September 30, 2024	December 31, 2023
Net asset (liability) presented as:
Current derivative assets	$1,731	$—
Current derivative liabilities	—	(2,317)
Non-current derivative liabilities	(287)	(2,103)
	$1,444	$(4,420)
During the three and nine months ended September 30, 2024, the Company recognized a gain of $1.4 million and $5.8 million, respectively (2023 – loss of $0.6 million and $7.8 million, respectively) on revaluation of the derivative within other (expense) income.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)     Derivative liabilities
The following table is a summary of the Company’s derivative liabilities at September 30, 2024 and December 31, 2023.

	Note	September 30, 2024	December 31, 2023
Foreign exchange contracts	10(b)(i)	$16,038	$35
Gold contracts	10(b)(ii)	32,410	4,009
Greenstone Contingent Consideration	10(b)(iii)	85,659	11,279
Power purchase agreement	10(a)(i)	287	4,420
i-80 Gold warrant liability		—	168
		$134,394	$19,911

Classified and presented as:
Current		$93,359	$8,829
Non-current		41,035	11,082
		$134,394	$19,911
(i)Foreign exchange contracts
In accordance with its foreign currency exchange risk management program, the Company uses foreign exchange contracts to manage its exposure to currency risk on expenditures in Brazilian Réal (“BRL”), Mexican Pesos (“MXN”) and CAD. At September 30, 2024, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options’ weighted average strike price	Put options’ weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$314,000	$45,000	5.21	5.79
MXN	167,000	33,000	18.13	20.78
CAD	116,000	5,000	1.32	1.40
The following table summarizes the changes in the carrying amount of the Company’s outstanding foreign exchange contracts during the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net liability (asset) – beginning of period	$19,553	$(31,547)	$(18,072)	$(4,702)
Settlements	(806)	11,445	13,289	25,938
Change in fair value	(3,606)	6,378	19,924	(34,960)
Net liability (asset) – end of period	$15,141	$(13,724)	$15,141	$(13,724)
The fair value of the outstanding foreign exchange contracts is presented as follows:

	September 30, 2024	December 31, 2023
Net liability (asset) presented as:
Current derivative assets	$(553)	$(17,700)
Non-current derivative assets	(344)	(407)
Current derivative liabilities	13,182	35
Non-current derivative liabilities	2,856	—
	$15,141	$(18,072)

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)     Derivative liabilities (continued)
(ii)Gold contracts
During the nine months ended September 30, 2024, the Company entered into gold collar contracts with a weighted average put and call strike price of $2,139 and $2,806, respectively, per ounce for a total notional quantity of 367,996 ounces over the period from February 2024 to June 2026.
At September 30, 2024, the Company had 224,997 total ounces remaining under its outstanding gold collar contracts to be settled as follows:

Ounces remaining		Put options’ weighted average strike price	Call options’ weighted average strike price
Within 1 year	1-2 years
195,000	29,997	$2,161	$2,963
At September 30, 2024, the Company also had financial swap agreements for gold bullion outstanding that were entered into in March 2023 and June 2023 in connection with certain of the Company’s gold prepay transactions (note 9(c)). Under the swap agreements, the Company would receive $2,170 and $2,109 per ounce in exchange for paying the spot price for a total notional quantity of 28,386 ounces and 5,797 ounces, respectively, over the period from October 2024 to July 2026. Subsequent to September 30, 2024, the swap agreements were amended as described below.
The following table summarizes the changes in the carrying amount of the Company’s outstanding gold contracts during the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net liability (asset) – beginning of period	$14,388	$(2,476)	$4,009	$—
Change in fair value	25,200	(6,238)	45,415	(9,198)
Settlements	(7,178)	—	(17,014)	484
Net liability (asset) – end of period	$32,410	$(8,714)	$32,410	$(8,714)
The fair value of the outstanding gold contracts is presented as follows:

	September 30, 2024	December 31, 2023
Net liability presented as:
Current derivative liabilities	$22,569	$2,279
Non-current derivative liabilities	9,841	1,730
	$32,410	$4,009
On October 29, 2024, concurrent with the amendments to the associated gold prepay transactions (note 9(c)), the Company entered into amending agreements with the counterparty of the swap agreements to amend the effective date of the swap period to March 2025 through September 2026 and increase the total notional ounces over the swap period by 736 ounces to 34,919 ounces.
(iii)Greenstone Contingent Consideration
At September 30, 2024, the Company had a contingent payment obligation to deliver 11,111 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone. Of the 11,111 ounces deliverable after each production milestone, the obligation to deliver approximately 2,200 ounces was assumed as part of the Company’s acquisition of an additional 10% interest in Greenstone in April 2021. The remaining 8,911 ounces were assumed as part of the Greenstone Acquisition on May 13, 2024 (note 3).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

10.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)     Derivative liabilities (continued)
(iii)Greenstone Contingent Consideration (continued)
The fair value of the Greenstone Contingent Consideration at September 30, 2024 is presented as follows:

	September 30, 2024	December 31, 2023
Current derivative liabilities	$57,608	$4,029
Non-current derivative liabilities	28,051	7,250
	$85,659	$11,279
During the three and nine months ended September 30, 2024, the Company recognized a loss of $9.9 million and $22.7 million, respectively (2023 – $0.1 million and $1.3 million, respectively) on revaluation of the derivative liability within other (expense) income.
11.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the three months ended March 31, 2024, the Company issued 10.9 million common shares under its at-the-market equity offering program (the “ATM Program”) provided by the equity distribution agreement it entered into on November 21, 2022. The common shares were issued at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million. Under the ATM Program, the Company may sell up to $100 million of its common shares at the prevailing market price at the time of sale until December 21, 2024. At March 31, 2024, the Company had issued a cumulative total of 22.5 million (December 31, 2023 – 11.6 million) common shares under the ATM Program for total gross proceeds of $100.0 million (December 31, 2023 – $49.8 million) and the ATM Program was fully utilized. During the nine months ended September 30, 2023, the Company issued 4.4 million common shares under the ATM Program at a weighted average price of $3.88 per common share for total gross proceeds of $16.9 million.
On April 26, 2024, the Company issued 56.4 million common shares on a bought deal basis at a price of $5.30 per common share for gross proceeds of $299.0 million, of which $6.0 million of common shares were issued to the Company’s Chairman, Ross Beaty.
On May 13, 2024, the Company issued 42.0 million common shares to Orion as part of the consideration for the Greenstone Acquisition with a total fair value of $217.6 million (note 3).
Share issue costs incurred during the nine months ended September 30, 2024 and presented as a reduction to share capital mainly relate to the $12.0 million of costs incurred in connection with the bought deal public offering.
The Company also issued 1.3 million common shares on exercise of stock options and settlement of restricted share units (“RSUs”) and restricted share units with performance-based vesting conditions (“pRSUs”) during the nine months ended September 30, 2024 (2023 – 1.2 million common shares on exercise of warrants and stock options, and settlement of RSUs and pRSUs).
On October 1, 2024, the Company filed a short form base shelf prospectus that permits the issuance of the Company’s securities comprising any combination of common shares, debt securities, subscription receipts, share purchase contracts, units or warrants in one or more issuances over a period of 25 months in Canada and the United States, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and as set forth in an accompanying prospectus supplement.
(b)Share-based compensation plans
Equity-settled RSUs and pRSUs
During the nine months ended September 30, 2024, the Company granted 1.2 million equity-settled RSUs to directors, officers and employees and 0.4 million equity-settled pRSUs to officers and employees with a weighted average grant date fair value of $4.46. The RSUs granted vest over a period of two to three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company’s total shareholder return as compared to the S&P Global Gold Index over a three-year vesting period.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

11.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans (continued)
Cash-settled RSUs
During the nine months ended September 30, 2024, the Company granted 0.7 million cash-settled RSUs to certain employees with a weighted average grant date fair value of $4.45. The RSUs granted vest over a period of three years.
12.    OPERATING EXPENSE
Operating expense during the three and nine months ended September 30, 2024 and 2023 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Raw materials and consumables	$97,248	$84,102	$246,173	$256,014
Salaries and employee benefits(1)	56,999	41,984	138,147	115,292
Contractors	81,785	54,913	187,763	155,057
Repairs and maintenance	20,458	17,714	54,886	50,700
Site administration	23,784	27,635	79,300	76,253
Royalties	9,224	6,451	20,459	18,233
	289,498	232,799	726,728	671,549
Change in inventories	(21,149)	(31,668)	(75,987)	(105,544)
Total operating expense	$268,349	$201,131	$650,741	$566,005
(1)    Total salaries and employee benefits, excluding share-based compensation, for the three and nine months ended September 30, 2024, including amounts recognized within care and maintenance expense, exploration and evaluation expense and general and administration expense, were $62.4 million and $155.5 million, respectively (2023 – $47.7 million and $132.2 million, respectively).
13.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and nine months ended September 30, 2024 and 2023 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$4,810	$5,028	$15,325	$14,571
Professional fees	2,253	3,305	8,212	8,485
Share-based compensation	3,275	2,754	9,214	6,861
Office and other expenses	2,498	2,460	6,465	5,606
Depreciation	602	433	1,019	699
Total general and administration expense	$13,438	$13,980	$40,235	$36,222

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

14.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and nine months ended September 30, 2024 and 2023 consists of the following:

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Change in fair value of foreign exchange contracts	10(b)(i)	$3,606	$(6,378)	$(19,924)	$34,960
Change in fair value of gold contracts	10(b)(ii)	(25,200)	6,238	(45,415)	9,198
Change in fair value of power purchase agreement	10(a)(i)	1,361	(573)	5,830	(7,752)
Gain on remeasurement of previously held interest in Greenstone	3	—	—	470,350	—
Gain on reclassification of investment in Versamet	7	—	—	5,562	—
Expected credit losses and write-offs		(133)	—	(482)	(13,331)
Gains (loss) on modification and extinguishment of debt	8(a),(b)	—	—	5,383	(4,349)
Foreign exchange (loss) gain		(1,380)	1,922	7,003	(6,116)
Gain on sale of partial interest and reclassification of investment in i-80 Gold		—	—	—	34,467
Other expense		(7,900)	(3,507)	(17,896)	(14,948)
Total other (expense) income		$(29,646)	$(2,298)	$410,411	$32,129
15.    NET INCOME PER SHARE
The calculations of basic and diluted net income per share (“EPS”) for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,
	2024			2023
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	428,530,139	$303	$0.00	312,950,575	$2,225	$0.01
Dilutive RSUs and pRSUs	5,845,076	—		3,327,286	—
Dilutive stock options	161,523	—		256,114	—
Diluted EPS	434,536,738	$303	$0.00	316,533,975	$2,225	$0.01

	Nine months ended September 30,
	2024			2023
	Weighted average shares outstanding	Net income	Net income per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	381,828,562	$241,323	$0.63	312,435,994	$24,989	$0.08
Dilutive RSUs and pRSUs	5,761,169	—		3,298,567	—
Dilutive convertible notes	73,948,036	9,405		—	—
Dilutive stock options	201,250	—		238,948	—
Diluted EPS	461,739,017	$250,728	$0.54	315,973,509	$24,989	$0.08

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

16.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s chief operating decision maker.

Three months ended September 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$37,616	$(23,352)	$(5,786)	$—	$—	$8,478
Los Filos	122,728	(98,481)	(17,045)	(112)	—	7,090
Aurizona	40,680	(24,512)	(7,202)	(223)	—	8,743
Fazenda	38,281	(23,441)	(13,205)	(961)	—	674
RDM	29,635	(16,580)	(3,327)	—	—	9,728
Santa Luz	40,311	(31,742)	(7,359)	(876)	—	334
Greenstone(1)	106,116	(40,716)	(3,854)	(107)	—	61,439
Castle Mountain(2)	13,019	(9,525)	(881)	(126)	—	2,487
Corporate	—	—	—	(1,353)	(13,438)	(14,791)
	$428,386	$(268,349)	$(58,659)	$(3,758)	$(13,438)	$84,182

Three months ended September 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$46,049	$(24,274)	$(10,849)	$—	$—	$10,926
Los Filos	76,387	(74,483)	(12,415)	(198)	—	(10,709)
Aurizona	60,208	(31,011)	(12,384)	(929)	—	15,884
Fazenda	33,452	(21,658)	(11,036)	(569)	—	189
RDM	30,854	(18,380)	(4,900)	—	—	7,574
Santa Luz	29,702	(25,450)	(5,902)	(591)	—	(2,241)
Greenstone	—	—	—	—	—	—
Castle Mountain	8,095	(5,875)	(928)	(219)	—	1,073
Corporate	—	—	—	(100)	(13,980)	(14,080)
	$284,747	$(201,131)	$(58,414)	$(2,606)	$(13,980)	$8,616
(1)The first gold pour at Greenstone occurred on May 22, 2024.
(2)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s expansion. Residual heap leach processing and gold production will continue and the mine will be placed on care and maintenance when processing is complete.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

16.    SEGMENT INFORMATION (CONTINUED)

Nine months ended September 30, 2024
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$127,706	$(75,521)	$(22,242)	$—	$—	$29,943
Los Filos	258,264	(214,176)	(36,762)	(353)	—	6,973
Aurizona	109,128	(76,850)	(21,954)	(985)	—	9,339
Fazenda	101,786	(67,099)	(32,635)	(2,095)	—	(43)
RDM	78,317	(52,964)	(8,906)	—	—	16,447
Santa Luz	96,464	(83,040)	(18,596)	(2,215)	—	(7,387)
Greenstone(1)	130,066	(52,874)	(4,852)	(107)	—	72,233
Castle Mountain(2)	37,407	(28,217)	(3,081)	(313)	—	5,796
Corporate	—	—	—	(2,814)	(40,235)	(43,049)
	$939,138	$(650,741)	$(149,028)	$(8,882)	$(40,235)	$90,252

Nine months ended September 30, 2023
	Revenue	Operating expense	Depreciation and depletion	Exploration and evaluation expense	Other operating expenses	Income (loss) from operations
Mesquite	$119,393	$(77,708)	$(26,641)	$—	$—	$15,044
Los Filos(3)	227,499	(196,429)	(41,422)	(496)	(255)	(11,103)
Aurizona	167,433	(97,677)	(33,271)	(2,509)	—	33,976
Fazenda	93,762	(60,187)	(21,913)	(2,221)	—	9,441
RDM(3)	67,734	(43,957)	(10,831)	—	(1,108)	11,838
Santa Luz	85,914	(70,038)	(16,865)	(2,296)	—	(3,285)
Greenstone	—	—	—	—	—	—
Castle Mountain	28,665	(20,009)	(3,075)	(773)	—	4,808
Corporate	—	—	—	(106)	(36,290)	(36,396)
	$790,400	$(566,005)	$(154,018)	$(8,401)	$(37,653)	$24,323
(1)The first gold pour at Greenstone occurred on May 22, 2024.
(2)In August 2024, the Company suspended mining at Castle Mountain for the duration of the permitting period for the mine’s expansion. Residual heap leach processing and gold production will continue and the mine will be placed on care and maintenance when processing is complete.
(3)Other operating expenses for the nine months ended September 30, 2023 at Los Filos and RDM relate to care and maintenance costs incurred.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

16.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Mesquite	$316,233	$297,252	$(49,406)	$(65,312)
Los Filos	1,185,774	1,171,265	(231,416)	(227,567)
Aurizona	360,891	365,952	(51,972)	(55,914)
Fazenda	90,565	94,065	(33,358)	(30,746)
RDM	163,383	165,021	(30,967)	(39,124)
Santa Luz	310,403	306,076	(25,550)	(30,693)
Greenstone(1)	3,907,329	1,300,441	(1,329,499)	(227,533)
Castle Mountain	352,891	329,236	(16,985)	(24,014)
Corporate(2)	150,602	321,069	(1,821,346)	(1,207,013)
	$6,838,071	$4,350,377	$(3,590,499)	$(1,907,916)
(1)Total liabilities at Greenstone include the Equipment Facility which provides Greenstone with financing for 90% of the cost of qualifying equipment purchases. In August 2024, the Equipment Facility was amended to increase the total available financing amount from $90.0 million to $130.5 million. During the three and nine months ended September 30, 2024, the Company drew down $28.9 million and $53.4 million, respectively, under the Equipment Facility (2023 – $1.2 million and $9.2 million, respectively). At September 30, 2024, the carrying amount of the Equipment Facility was $100.6 million (December 31, 2023 – $31.1 million), of which $85.5 million (December 31, 2023 – $27.2 million) is included in other non-current liabilities and the remaining $15.1 million (December 31, 2023 – $3.9 million) is included in other current liabilities. At September 30, 2024, there was $21.7 million (December 31, 2023 – $34.6 million) undrawn under the Equipment Facility.
(2)Corporate assets at December 31, 2023 include the Company’s investment in Versamet (note 7).

	Nine months ended September 30,
Capital expenditures(1)	2024	2023
Mesquite	$12,559	$13,054
Los Filos	37,393	18,786
Aurizona	32,688	33,481
Fazenda	21,329	13,285
RDM	14,750	25,801
Santa Luz	15,894	4,122
Greenstone	281,773	323,183
Castle Mountain	3,748	7,313
Corporate	249	348
	$420,383	$439,373
(1)Capital expenditures in the above table represent capital expenditures on an accrual basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows represent capital expenditures on a cash basis. Expenditures on mineral properties, plant and equipment in the consolidated statement of cash flows for the nine months ended September 30, 2024 exclude non-cash additions and capitalized borrowing costs (note 6) and include a decrease in accrued expenditures of $9.4 million (2023 – exclude $35.6 million of non-cash additions to right-of-use assets, $8.7 million of capitalized depreciation and depletion, and capitalized borrowing costs of $31.7 million, and include a decrease in accrued expenditures of $23.9 million).

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

17.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
(Increase) decrease in trade and other receivables	$(3,369)	$(17,697)	$8,209	$(11,250)
Increase in inventories	(23,788)	(36,877)	(101,423)	(117,413)
Decrease (increase) in prepaid expenses and other current assets	8,434	10,347	(9,425)	10,333
Increase (decrease) in accounts payable, accrued liabilities and other current liabilities	28,113	30,871	4,026	(8,329)
Changes in non-cash working capital	$9,390	$(13,356)	$(98,613)	$(126,659)
18.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company’s financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At September 30, 2024	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities	$6,865	$—	$—	$6,865
Derivative assets(1)	—	1,013	1,731	2,744
Other financial assets(2)	—	30,470	33,941	64,411
Derivative liabilities(1)	—	(48,448)	(85,946)	(134,394)
Net financial assets (liabilities)	$6,865	$(16,965)	$(50,274)	$(60,374)

At December 31, 2023
Marketable securities	$92,666	$—	$—	$92,666
Derivative assets(1)	—	18,196	—	18,196
Other financial assets(2)	—	25,200	—	25,200
Derivative liabilities(1)	—	(4,212)	(15,699)	(19,911)
Net financial assets (liabilities)	$92,666	$39,184	$(15,699)	$116,151
(1)Includes current and non-current derivatives (note 10).
(2)Other financial assets measured at fair value at September 30, 2024 relate to the Company’s convertible note receivable from Bear Creek Mining Corporation (the “Bear Creek Convertible Note”) and the Company’s investment in Versamet (note 7), both included in other non-current assets. Other financial assets measured at fair value at December 31, 2023 relate to the Bear Creek Convertible Note.
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Tabular amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

18.    FAIR VALUE MEASUREMENTS (CONTINUED)
(a)Financial assets and financial liabilities measured at fair value (continued)
(4)The fair values of certain derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s foreign currency contracts are based on forward foreign exchange rates and the fair values of the Company’s gold contracts are based on forward gold prices.
The fair value of the Bear Creek Convertible Note is determined using FINCAD’s convertible debt valuation model based on the contractual terms of the convertible note and market-derived inputs including Bear Creek’s share price and share price volatility, and a market interest rate that reflects the risks associated with the financial instrument.
(5)The fair value of the Company’s investment in Versamet is measured using a market approach with reference to the market price of Versamet’s common shares in recent transactions, adjusted to reflect assumptions that market participants would use in pricing the asset, including assumptions about risks, based on available information.
The fair values of the Company’s power purchase agreement at Santa Luz and the Greenstone Contingent Consideration are measured using Level 3 inputs. The fair value of the Company’s power purchase agreement at Santa Luz is calculated as the net present value of the expected future cash flows based on contractual and projected future energy prices discounted using a market interest rate that reflects the risks associated with the liability. The fair value of the Greenstone Contingent Consideration is calculated as the present value of projected future cash flows using a market interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the nine months ended September 30, 2024.
(b)Financial assets and financial liabilities not already measured at fair value
At September 30, 2024 and December 31, 2023, the carrying amounts of the Company’s cash and cash equivalents, trade and other current receivables, restricted cash, and trade payables and accrued liabilities approximate their fair values due to the short-term nature of the instruments.
The fair values of the Company’s other financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		September 30, 2024		December 31, 2023
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Credit Facility(1)	2	$1,079,106	$1,104,156	$527,368	$539,454
2023 convertible notes(2)	1	129,580	215,409	123,720	181,453
2020 Convertible Notes(2)	2	134,306	156,112	135,288	142,203
2019 Convertible Notes(2)	2	139,467	162,294	138,604	147,033
Equipment Facility(3)	2	100,578	102,278	31,070	31,710
Orion Note(3)	2	39,321	39,321	—	—
(1)The fair value of the Credit Facility (note 8(a)) is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(2)The carrying amounts of the convertible notes issued in September 2023 (“2023 Convertible Notes”), 2020 Convertible Notes and 2019 Convertible Notes represent the liability components of the convertible notes (note 8), while the fair values represent the liability and equity components of the convertible notes. The fair value of the 2023 Convertible Notes is based on the quoted market price of the underlying securities. The fair value of the 2020 Convertible Notes at September 30, 2024 represents the fair value of the liability component of $135.4 million (December 31, 2023 – $132.8 million) and the fair value of the equity component of $20.7 million (December 31, 2023 – $9.4 million). The fair value of the 2019 Convertible Notes at September 30, 2024 represents the fair value of the liability component of $139.5 million (December 31, 2023 – $138.1 million) and the fair value of the equity component of $22.8 million (December 31, 2023 – $8.9 million). The fair values of the liability components of the 2020 Convertible Notes and 2019 Convertible Notes are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair values of the Equipment Facility (note 16) and Orion Note (note 3) are calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.